UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Hearing Date & Time: September 14, 2021 at 10:00 AM (Prevailing Eastern Time)

Objection Deadline: September 7, 2021 at 4:00 PM (Prevailing Eastern Time)

Dennis F. Dunne	Gregory A. Bray
Evan R. Fleck	MILBANK LLP
Benjamin Schak	2029 Century Park East, 33rd Floor
MILBANK LLP	Los Angeles, CA 90067
55 Hudson Yards	Telephone: (424) 386-4000
New York, New York 10001	Facsimile: (213) 629-5063
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

Counsel for Debtors and
Debtors-In-Possession

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

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:
In re:	:	Chapter 11
:
AVIANCA HOLDINGS S.A. et al.,[1]	:	Case No. 20-11133 (MG)
:
Debtors.	:	(Jointly Administered)
:
—————————————————————————————–––	x

NOTICE OF HEARING ON DEBTORS’ MOTION FOR ENTRY OF AN ORDER (I) APPROVING THE DISCLOSURE STATEMENT; (II) APPROVING SOLICITATION AND VOTING PROCEDURES; (III) APPROVING FORMS OF BALLOTS; (IV) ESTABLISHING PROCEDURES FOR ALLOWING CERTAIN CLAIMS FOR VOTING PURPOSES; (V) SCHEDULING A CONFIRMATION HEARING; AND (VI) ESTABLISHING NOTICE AND OBJECTION PROCEDURES

[1]

The Debtors in these chapter 11 cases (the “Chapter 11 Cases”), and each Debtor’s federal tax identification number (to the extent applicable), are as follows: Avianca Holdings S.A. (N/A); Aero Transporte de Carga Unión, S.A. de C.V. (N/A); Aeroinversiones de Honduras, S.A. (N/A); Aerovías del Continente Americano S.A. Avianca (N/A); Airlease Holdings One Ltd. (N/A); America Central (Canada) Corp. (00-1071563); America Central Corp. (65-0444665); AV International Holdco S.A. (N/A); AV International Holdings S.A. (N/A); AV International Investments S.A. (N/A); AV International Ventures S.A. (N/A); AV Investments One Colombia S.A.S. (N/A); AV Investments Two Colombia S.A.S. (N/A); AV Loyalty Bermuda Ltd. (N/A); AV Taca International Holdco S.A. (N/A); Aviacorp Enterprises S.A. (N/A); Avianca Costa Rica S.A. (N/A); Avianca Leasing, LLC (47-2628716); Avianca, Inc. (13-1868573); Avianca-Ecuador S.A. (N/A); Aviaservicios, S.A. (N/A); Aviateca, S.A. (N/A); Avifreight Holding Mexico, S.A.P.I. de C.V. (N/A); C.R. Int’l Enterprises, Inc. (59-2240957); Grupo Taca Holdings Limited (N/A); International Trade Marks Agency Inc. (N/A); Inversiones del Caribe, S.A. (N/A); Isleña de Inversiones, S.A. de C.V. (N/A); Latin Airways Corp. (N/A); Latin Logistics, LLC (41-2187926); Nicaragüense de Aviación, Sociedad Anónima (N/A); Regional Express Américas S.A.S. (N/A); Ronair N.V. (N/A); Servicio Terrestre, Aereo y Rampa S.A. (N/A); Servicios Aeroportuarios Integrados SAI S.A.S. (92-4006439); Taca de Honduras, S.A. de C.V. (N/A); Taca de México, S.A. (N/A); Taca International Airlines S.A. (N/A); Taca S.A. (N/A); Tampa Cargo S.A.S. (N/A); Technical and Training Services, S.A. de C.V. (N/A). The Debtors’ principal offices are located at Avenida Calle 26 # 59 – 15 Bogotá, Colombia.

PLEASE TAKE NOTICE that a hearing (the “Hearing”) will be held at 10:00 AM (prevailing Eastern Time) on September 14, 2021 before the Honorable Martin Glenn, United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, New York 10004 to consider the Debtors’ Motion for Entry of an Order (I) Approving the Disclosure Statement; (II) Approving Solicitation and Voting Procedures; (III) Approving Forms of Ballots; (IV) Establishing Procedures for Allowing Certain Claims for Voting Purposes; (V) Scheduling a Confirmation Hearing; and (VI) Establishing Notice and Objection Procedures (the “Motion”).

PLEASE TAKE FURTHER NOTICE that the Hearing will be conducted remotely via Zoom for Government. Parties wishing to appear at the Hearing, whether in a “live” or “listen only” capacity, must make an electronic appearance through the “eCourtAppearances” tab on the Court’s website (http://www.nysb.uscourts.gov/content/judge-martin-glenn) no later than 4:00 p.m. (prevailing Eastern Time) the business day before the Hearing (the “Appearance Deadline”). Following the Appearance Deadline, the Court will circulate by email the Zoom link to the Hearing to those parties who have made an electronic appearance. Parties wishing to appear at the Hearing must submit an electronic appearance through the Court’s website by the Appearance Deadline and not by emailing or otherwise contacting the Court. Additional information regarding the Court’s Zoom and hearing procedures can be found on the Court’s website.

PLEASE TAKE FURTHER NOTICE that any objections or responses to the relief requested in the Motion shall: (a) be in writing; (b) conform to the Federal Rules of Bankruptcy Procedure, the Local Bankruptcy Rules for the Southern District of New York, all General Orders applicable to chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York, and the Case Management Order; (c) be filed electronically with this Court on the docket of In re Avianca Holdings S.A., Case 20-11133 (MG) by registered users of this Court’s electronic filing system and in accordance with the General Order M-399 (which is available on this Court’s website at http://www.nysb.uscourts.gov) by September 7, 2021, at 4:00 PM (prevailing Eastern Time); and (d) be served on the following parties: (i) the Chambers of the Honorable Martin Glenn, United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, NY 10004 (mg.chambers@nysb.uscourts.gov); (ii) the Debtors, Avenida Calle 26 No. 59-15 Bogotá D.C., Colombia (Attn: Richard Galindo (richard.galindo@avianca.com)); (iii) Milbank LLP, 55 Hudson Yards, New York, New York 10001, (Attn: Evan R. Fleck, Esq., Gregory A. Bray, Esq., and Benjamin M. Schak, Esq. (efleck@milbank.com, gbray@milbank.com, and bschak@milbank.com)), counsel for the Debtors; (iv) Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019 (Attn: Brett H. Miller, Esq. and Todd M. Goren, Esq. (bmiller@willkie.com and tgoren@willkie.com)), counsel to the Official Committee of Unsecured Creditors (the “Committee”); (v) U.S. Department of Justice, Office of the U.S. Trustee, 201 Varick Street, Room 1006, New York, NY 10014 (Attn: Brian Masumoto, Esq. and Greg Zipes, Esq. (brian.masumoto@usdoj.gov and greg.zipes@usdoj.gov)); (vi) the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549; and (vii) the Federal Aviation Administration, 800 Independence Ave., S.W. Washington, DC 20591 (Attn: Office of the Chief Counsel).

PLEASE TAKE FURTHER NOTICE that if no objections are timely filed and served with respect to the Motion, the Debtors shall, on or after the objection deadline, submit to the Court an order substantially in the form annexed as Exhibit A to the Motion, which order the court may enter with no further notice or opportunity to be heard.

PLEASE TAKE FURTHER NOTICE that copies of the Motion and other pleadings for subsequent hearings may be obtained free of charge by visiting the KCC website at http://www.kccllc.net/avianca. You may also obtain copies of any pleadings by visiting at http://www.nysb.uscourts.gov in accordance with the procedures and fees set forth therein.

PLEASE TAKE FURTHER NOTICE that your rights may be affected. You should read the Motion carefully and discuss them with your attorney, if you have one. If you do not have an attorney, you may wish to consult with one.

PLEASE TAKE FURTHER NOTICE that the Hearing may be continued or adjourned thereafter from time to time without further notice other than an announcement of the adjourned date or dates at the Hearing or at a later hearing.

Dated: August 10, 2021
New York, New York
/s/ Evan R. Fleck
Dennis F. Dunne
Evan R. Fleck
Benjamin Schak
MILBANK LLP
55 Hudson Yards
New York, New York 10001
	Telephone:	(212) 530-5000
	Facsimile:	(212) 530-5219

– and –

Gregory A. Bray
MILBANK LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067
	Telephone:	(424) 386-4000
	Facsimile:	(213) 629-5063

Counsel for Debtors and
Debtors-In-Possession

If you have any questions related to this notice, please call (866) 967-1780 (U.S./Canada), or +1 (310) 751-2680 (International). Court filings and other documents related to the Chapter 11 process in the U.S. are available at www.kccllc.net/avianca.

Si tiene alguna pregunta relacionada con es te aviso, llame al (866) 967-1780 (EE. UU. / Canadá) o al +1 (310) 751-2680 (internacional). Los archivos judicales y otros documentos con el proceso del Capitulo 11 en los EE. UU. Están disponibles en www.kccllc.net/avianca.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary